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SECU 17005562

SEC Mail Processing Section FEB 24 2017 Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ACER INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3372 Woods Edge Circle, Suite 104
(No. and Street)

Bonita Springs	Florida	34134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Acer Investment Group, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Stacey Kaminer, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Acer Investment Group, LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me

GAY W VASS
Notary Public
State of Utah
Comm. No. 665335
My Comm. Expires May 24, 2017

Acer Investment Group, LLC
Index
December 31, 2016

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Acer Investment Group, LLC
3372 Woods Edge Circle – Suite 104
Bonita Springs, FL 34134

We have audited the accompanying statement of financial condition of Acer Investment Group, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acer Investment Group, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2017

Acer Investment Group, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	345,229
Due from brokers		553,618
Dividend finder fees receivable		10,218
Fixed assets, net of accumulated depreciation of $13,903		13,790
Prepaid expenses		12,544
Other assets		8,398
Total assets	$	943,797
Liabilities and Members' Equity		
Liabilities - Accounts payable and accrued expenses	$	70,519
Commitments and contingencies		
Members' Equity		873,278
Total liabilities and members' equity	$	943,797

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Acer Investment Group, LLC, a limited liability company (the "Company") is a broker-dealer in securities, registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Marketable Securities
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

Income Taxes
No provision for federal or state income taxes has been made since the Company is a pass-through entity treated as a partnership for U.S. tax purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal, state and certain local income taxes.

In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of December 31, 2016, management has analyzed the Company's tax positions taken on the federal partnership tax returns and concluded the Company did not require a provision or liability for uncertain tax positions.

3. Fixed Assets

Fixed assets as of December 31, 2016, are comprised of:

Equipment	24,347
Less Accumulated Depreciation	(13,903)
	10,444
Artwork, carried at cost and not depreciated	3,346
	13,790

Depreciation of equipment is computed on the straight-line method using estimated useful lives of five years.

4. Concentrations

All dividend finder fees are earned from one broker dealer. At December 31, 2016, $10,218 remained unpaid and accounts for all of the dividend finder fees receivable on the statement of financial condition.

5. Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $0 for the year ended December 31, 2016. The Company's liability to the plan for the year ended December 31, 2016, was $0.

6. Commitments

Office Leases
At December 31, 2016, the Company has two leased premises. The leases on these premises expire November 2017 and August 2018, respectively. Both leases have an option to be extended. At December 31, 2016, the minimum rental commitment under these leases is:

Year	Amount
2017	$ 36,280
2018	14,286
Total	$ 50,566

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital of approximately $828,000 was approximately $728,000 in excess of its required net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

8. Subsequent Events
Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined there are no subsequent events requiring recognition or disclosure in the financial statements.